SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

CHYRONHEGO CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

171607104
(CUSIP number)

Sören Kjellin
Maxflyt AB
Scheelegatan 13
Stockholm, Sweden 112 28
+46 8 574 883 00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1.	NAMES OF REPORTING PERSONS Maxflyt AB
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,657,871
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,657,871
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,657,871
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 5.5%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 171607104	Schedule 13D	Page 3 of 7

1.	NAMES OF REPORTING PERSONS Sören Kjellin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,657,871
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,657,871
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,657,871
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11(b) 5.5%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 171607104	Schedule 13D	Page 4 of 7

ITEM 1.	Security and Issuer.
The title and class of securities to which this statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of ChyronHego Corporation, a New York corporation (the “Issuer”). The principal executive office of the Issuer is located at 5 Hub Drive, Melville, New York 11747. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	Identity and Background.

(a) This Statement is being filed by: Maxflyt AB (“Maxflyt”) and Sören Kjellin.  The individuals and entities referenced in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Maxflyt is the record holder of the shares.  Mr. Kjellin is the sole equity owner and sole director of Maxflyt and may be deemed to beneficially own all securities held by Maxflyt.

(b) and (c) The address of the principal business office of each of the Reporting Persons is c/o Maxflyt AB, Scheelegatan 13, Stockholm, Sweden 112 28.  Maxflyt AB is an organization owned and operated by Mr. Kjellin.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(a), (b) or (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Maxflyt is a Swedish corporation.  Mr. Kjellin is a citizen of Sweden.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported on this Statement were acquired pursuant to the terms of a stock purchase agreement (the “Stock Purchase Agreement”) by and among the Issuer, Chyron Holdings, Inc., Chyron AB, Hego AB (“Hego”), Westhill Group AB as the stockholder representative of the Hego stockholders, and the stockholders of Hego, pursuant to which Chyron AB, the Issuer’s indirect wholly-owned subsidiary, acquired all of the issued and outstanding shares of Hego (the “Transaction”). In the Transaction, the Reporting Persons sold an aggregate of 212 shares of Hego capital stock to the Issuer in exchange for the shares of the Issuer’s Common Stock identified in this Statement.

ITEM 4.	Purpose of Transaction.

The shares of Common Stock reported on this Statement were acquired for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer. Such review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Subject to applicable legal requirements, the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons ownership of the Issuer’s securities, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time following the expiration of the lock-up period provided in the Stock Purchase Agreement, which is included as Exhibit 1 to this Statement and is described in more detail in Item 6 below. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide. The Reporting Persons may have the ability, as a result of their holding shares of Issuer Common Stock representing 5.5% of the total voting power of all outstanding shares of Issuer Common Stock entitled to vote, to influence or determine the vote with respect to significant matters involving the Issuer, including the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, Mr. Kjellin, who was appointed to serve as the Chief Technology Officer of the Issuer, serves as an officer of the Issuer, and in such capacity may have the ability, on behalf of the Reporting Persons, to influence the management policies and control of the Issuer.

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Other than as described in this Item 4, the Reporting Persons do not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.  The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	Interest in Securities of the Issuer.

(a) The following table sets forth the aggregate number and percentage of Common Stock beneficially owned by each Reporting Person named in Item 2 of this Statement.  The percentage is based on an aggregate of 30,062,834 shares of Common Stock outstanding as of May 22, 2013, based on information provided by the Issuer.  The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Reporting Person	Shares of Common Stock	Percentage Beneficially Owned
Maxflyt AB	1,657,871	5.5%
Sören Kjellin	1,657,871	5.5%

(b) Maxflyt has shared voting and shared dispositive power over 1,657,871 shares of Common Stock beneficially owned, and  Mr. Kjellin, who is the sole equity owner and director of Maxflyt, may be deemed to share the right to direct the voting and dispositive power over such securities.

(c) Except for the acquisitions described in Item 3 of this Statement, which are reflected in Item 5(a) and (b) hereof, none of the Reporting Persons has effected any transaction in shares of Common Stock within the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Stock Purchase Agreement

General.  On March 9, 2013, the Issuer and the parties identified in Item 3 above entered into the Stock Purchase Agreement, pursuant to which a wholly-owned subsidiary of the Issuer agreed to acquire all of the issued and outstanding capital stock of Hego for the consideration specified in the Stock Purchase Agreement. The closing of the Transaction occurred on May 22, 2013, at which time Hego became a wholly-owned subsidiary of the Issuer. Pursuant to the terms of the Stock Purchase Agreement, the Issuer, in exchange for all of the issued and outstanding capital stock of Hego, issued 12,199,431 shares of its Common Stock.

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Lock-Up.  The Hego shareholders, including the Reporting Persons, have agreed not to transfer or otherwise dispose, tender or grant a proxy with respect to their shares of Issuer Common Stock (other than transfers to certain permitted transferees) for a period of fifteen (15) months following the Closing.

 Registration  Rights.  Pursuant to the Stock Purchase Agreement, the Issuer has agreed that, no later than nine months following the closing of the Transaction (the “Closing”), that it will prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 (the “Registration Statement”) covering the resale of all of the shares of the Issuer Common Stock issued at the Closing (the “Registrable Securities”), which include the shares reported by the Reporting Persons on this Statement.

Indemnification.  The Stock Purchase Agreement contains customary indemnification provisions, under which the Issuer is obligated to indemnify certain stockholders selling Registrable Securities under the Registration Statement in the event of material misstatements or omissions in the registration statement attributable to the Issuer and each selling stockholder is obligated to indemnify the Issuer for material misstatements or omissions in the registration statement due to information provided by such stockholder, provided that such information was not changed or altered by the Issuer.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 12, 2013 and is incorporated herein by reference as Exhibit 1 to this Statement.

Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit 1:
Stock Purchase Agreement by and among, Chyron Corporation, Chyron Holdings, Inc., Chyron AB, Hego Aktiebolag, Westhill Group AB (corp. reg. no. 556583-5948) as the stockholder representative of the Hego stockholders, and the stockholders of Hego Aktiebolag, dated as of March 9, 2013.  (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-09014), filed with the SEC on March 12, 2013).

CUSIP No. 171607104	Schedule 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 31st day of May, 2013.

MAXFLYT AB

By:	/s/ Sören Kjellin

Sören Kjellin

Sole Director

/s/ Sören Kjellin

Sören Kjellin